Exhibit 99.1
Consolidated Financial Results for the First Quarter of Fiscal 2010 [Japanese GAAP]
August 3, 2010
Company name: JX Holdings,Inc.
Code number: 5020
Stock listings: First Sections of Tokyo, Osaka, Nagoya Exchanges
URL: http://www.hd.jx-group.co.jp/
Representative Director, President: Mitsunori Takahagi
For further information, please contact:	Masayoshi Yamamoto, Group Manager, Investor Relations Group, Finance & Investor Relations Department
Telephone: +81-3-6275-5009
Scheduled date of filing of Quarterly Securities Report : August 13, 2010
Scheduled date of filing of commencement of dividend payments : —
Supplemental materials for the quarterly financial results : Yes
Quarterly financial results presentation (for institutional investors and analysts) : Yes
(Amounts of less than ¥ 1 million are rounded off)
1.Results for the First Quarter of Fiscal 2010 (From April 1, 2010 to June 30, 2010)
(1) Operating Results (Consolidated Basis)

(Percentage figures are changes from the same period of the previous fiscal year.)

	Net sales		Operating income		Ordinary income		Net income
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
First Quarter of FY2010	2,235,183	—	33,983	—	59,125	—	262,157	—
First Quarter of FY2009	—	—	—	—	—	—	—	—

	Net income	Net income per share
	per share	after dilution
	Yen	Yen
First Quarter of FY2010	105.41	—
First Quarter of FY2009	—	—

(2) Financial Position (Consolidated Basis)

	Total assets	Net assets	Shareholders’ equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
First Quarter of FY2010	6,100,735	1,833,869	26.6	651.75
FY2009	—	—	—	—

(Reference) Total Shareholders’ equity : First Quarter ended June 30, 2010:¥ 1,620,847 million ; Year ended March 31, 2010:     ¥ — million
2.Dividends

Cash dividend per share
	End of 1st quarter	End of 2nd quarter	End of 3rd quarter	Year-End	Total
	Yen	Yen	Yen	Yen	Yen
FY2009	—	—	—	—	—
FY2010	—	—————	—————	—————	—————
FY2010 (Forecast)	—————	7.50	—	7.50	15.00

Note: Revisions of the forecast of cash dividends in the first quarter ended June 30, 2010: None
3. Forecasts of Consolidated Business Results in Fiscal 2010 (From April 1, 2010 to March 31, 2011)
(Percentage figures are changes from the same period of the previous fiscal year.)

	Net Sales			Operating income			Ordinary income			Net income			Net income per share
	Millions of yen		%	Millions of yen		%	Millions of yen		%	Millions of yen		%	Yen
First Half of FY2010	4,440,000	—		50,000	—		85,000	—		260,000	—		104.55
Fiscal year	9,160,000	—		170,000	—		220,000	—		270,000	—		108.57

Note: Revisions of the forecasts of consolidated business results in the first quarter ended June 30, 2010: Yes
The previous forecast of business results announced on May 10, 2010 is revised by the forecast of business results for the second quarter consolidated cumulative period. No adjustment is made to the full year forecast of consolidated business results due to uncertainty over trends in crude oil prices, metal prices and exchange rates. The full year forecast of consolidated business results is expected to be revised at the time of announcement of the second quarter financial results. Please also see “Qualitative Information on Forecasts of Consolidated Business Results” on page 7 of the exhibit to this report.

4.Others (See “Other Information” on page 8 of exhibit for more information)
(1)	Changes in number of material subsidiaries during the term under review : None
Note:	This item indicates whether there were changes in specified subsidiaries involving a change in the scope of consolidation.
(2)	Adoption of simplified accounting treatment and accounting treatment specific to the preparation of quarterly consolidated financial statements : Yes
Note:	This item indicates whether JX Holdings has adopted simplified accounting treatment specific to quarterly consolidated financial statements.
(3)	Changes in accounting treatment principles and procedures and presentation
(i)	Changes related to the revision of accounting standards :	Yes

(ii)	Other changes :	Yes
Note:	This item indicates whether there were changes in accounting treatment principles and procedures and presentation for the preparation of quarterly consolidated financial statements mentioned in “Changes in material matters that are the basis of the preparation of quarterly consolidated financial statements.”
(4)	Number of issued shares (Common stock)
(i)	Number of issued shares (including treasury stock)
First Quarter of FY2010 ended June 30, 2010	: 2,495,485,929 shares

FY2009 ended March 31, 2010	: — shares
(ii)	Number of treasury stock
First Quarter of FY2010 ended June 30, 2010	: 8,558,281 shares

FY2009 ended March 31, 2010	: — shares
(iii)	Average number of issued shares
First Quarter of FY2010 ended June 30, 2010	: 2,486,950,045 shares

First Quarter of FY2009 ended June 30, 2009	: — shares
Information Regarding the Quarterly Review Procedure
This report is not subject to the quarterly review procedure pursuant to the Financial Instruments and Exchange Law. At the time of disclosure of this report, the quarterly review procedure pursuant to the Financial Instruments and Exchange Law has not been completed.
Cautionary Statement with Respect to Forward Looking Statements and Comments in Particular
This report contains certain forward-looking statements. These forward-looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “ intends”, “should”, “seeks”, “estimates”, “future” or similar expressions or by discussions of, among other things, strategy, goals, plans or intentions. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this notice, due to various factors including but not limited to: (1) macroeconomic condition and general industry conditions such as the competitive environment for companies in energy, resources and materials industries; (2) regulatory and litigation matters and risks; (3) legislative developments; and (4) changes in tax and other laws and the effect of changes in general economic conditions. Additionally, please refer to “Qualitative Information on Forecasts of Consolidated Business Results” on page 7 of the exhibit for further information regarding assumptions used for forecasting the above business results.
JX Holdings was established on April 1, 2010 as a result of the business integration between Nippon Oil Corporation and Nippon Mining Holdings, Inc. As the current fiscal year is the first fiscal year for JX Holdings, there are no consolidated financial statements for the previous quarter or previous year.

Table of Contents for the Exhibits

1.	Qualitative Information on Consolidated Financial Results of the Quarter		4

	(1)	Qualitative Information on Consolidated Operating Results	4
	(2)	Qualitative Information on Consolidated Financial Position	6
	(3)	Qualitative Information on Forecasts of Consolidated Business Results	7

2.	Other Information		8

	(1)	Changes in Material Subsidiaries during the Term under Review	8
	(2)	Adoption of Simplified Accounting Treatment and Accounting Treatment Specific to the Preparation of Quarterly Consolidated Financial Statements	8
	(3)	Changes in Accounting Treatment Principles and Procedures and Presentation for the Preparation of Quarterly Consolidated Financial Statements	8

3.	Consolidated Quarterly Financial Statements		11

	(1)	Consolidated Quarterly Balance Sheets	11
	(2)	Consolidated Quarterly Statements of Income	13
	(3)	Notes on the Going Concern Assumption	14
	(4)	Segment Information	14
	(5)	Notes on Significant Changes in Shareholders’ Equity	16

4.	Supplemental Information		17

	(1)	The Corporate Group	17

(Note)
JX Holdings plans to hold a financial results presentation for investors regarding the following information. Materials including the distributed materials will be promptly uploaded on its company website following the session.

Tuesday, August 3, 2010: Financial Results Presentation for Institutional Investors and Analysts

(Note)
In addition to the financial results presentation outlined above, JX Holdings will also hold a financial results presentation regarding operations and financial results open to individual investors. Please confirm the date of the session on its company website.

1.	Qualitative Information on Consolidated Financial Results of the Quarter
JX Holdings, Inc. (the “Company”) was established on April 1, 2010, as a result of the business integration between Nippon Oil Corporation and Nippon Mining Holdings, Inc. As the current fiscal year is the first fiscal year for the Company, there are no consolidated financial statements for the previous quarter or previous year.

(1)	Qualitative Information on Consolidated Operating Results
Overview

Overall, the global economy continued to recover at a gradual pace during the first quarter despite obstacles such as fiscal problems in Europe, owing in part to the economic stimulus measures of numerous economies. As for the Japanese economy, the domestic unemployment situation remains a pressing issue, though on the backdrop of an improving global economic climate, exports and production have been on a slow rise, offering a positive outlook.

In the crude oil market, Dubai crude oil prices dropped from $80 per barrel at the beginning of the period to under $70 per barrel in May, resulting from concerns over the fiscal problems in Europe, including Greece. In June, as the expectation of economy recovery became mixed with concerns of an adverse economic outlook, Dubai crude oil prices fluctuated at around $70 per barrel, resulting in an average oil price of $78 per barrel for the period.

Impacted by the fiscal problems in Europe, copper prices in international markets (price on the London Metal Exchange (LME)) dropped from 357 cents per pound at the beginning of the period to under 300 cents in May, after which the price fluctuated around 300 cents, resulting in an average price per pound for this period of 319 cents.

The average exchange rate for the period under review fell from 93 yen per U.S. dollar at the beginning of the period to 88 yen per U.S. dollar at the end of the period, resulting in an average exchange rate of 92 yen per U.S. dollar for the period.

In this operating environment, on a consolidated basis, net sales were 2,235.2 billion yen, ordinary income was 59.1 billion yen, and net income was 262.2 billion yen for the first quarter. Excluding the impact of inventory valuation, ordinary income amounted to 59.5 billion yen.

Petroleum Refining and Marketing

Domestic demand for petroleum products generally remained constant from the previous year. The domestic petroleum products market improved from the very difficult condition of the previous fiscal year as oil companies began to take steps to reduce excess refining capacities, including JX Group’s planned reduction in production capacity by 400,000 barrels per day by March 31, 2011.
The market condition of petrochemical products remained difficult as the paraxylene market remained weak as a result of unfavorable balance of demand and supply due to the establishment of new plants overseas since last year.

Amid such an environment, net sales and ordinary income in the Petroleum Refining and Marketing business in the first quarter were 1,892.7 billion yen and 16.1 billion yen, respectively. Excluding the impact of inventory valuation, ordinary income amounted to 17.2 billion yen.

E&P of Oil and Natural Gas

Crude oil and natural gas production remained steady as planned. Furthermore, the prices of crude oil and natural gas remained firm, reflecting the current market condition. In addition, we are actively engaging in exploration and development activities as we aim to maintain and expand production in the medium to long term while carefully managing risks.

Amid such an environment, net sales and ordinary income in the E&P of Oil and Natural Gas business in the first quarter were 38.6 billion yen and 17.4 billion yen, respectively.

Metals

In the copper business, refined copper sales volume reached a level approximately equivalent to the same period of the previous fiscal year. Copper product prices remained at a high level, that reflect the prices on the LME. Conditions for the purchase of copper ore continued to be unfavorable from the previous year, while sales prices for sulfuric acid remained steady, reflecting the improvement in the economic climate.

The recycling and environmental services business continues to be under a challenging business environment despite higher prices for various metals, reflecting the stagnation of the gradual recovery trend exhibited by the domestic economy.

As for the electronic materials business, sales volume for copper foil (electro-deposited copper foil and treated rolled copper foil), rolled processed materials (phosphor bronze, and Corson alloys, etc.), thin film materials (used for semiconductors, sputtering targets for flat panel displays (FPDs), etc.), generally remained high, reflecting strong demand for end products mainly overseas. Product prices remained steady, including an increase in the price of sputtering targets for FPDs, reflecting the increase in the price of indium raw materials.
Amid such an environment, net sales and ordinary income in the Metals business in the first quarter were 235.0 billion yen and 17.4 billion yen, respectively.

Other

Net sales and ordinary income in the Other business for the first quarter were 86.0 billion yen and 7.8 billion yen, respectively.

Toho Titanium Co., Ltd., which is in the business of manufacturing and marketing titanium, experienced a gradual recovery in sales volume, but continued to remain in a challenging environment from the previous year in part due to the depreciation burden of the Wakamatsu plant, which commenced operations in April 2010. The construction and engineering business remained in a difficult environment despite signs of a bottoming out in the decline in private capital investment as public investment remained low as a result of large cutbacks in government budget. Meanwhile, individual companies including those in the real estate business strive to improve profitability and expand their business bases.

The above net sales by segment include 17.1 billion yen of intergroup sales.

Special income and loss and quarterly net income

Special income totaled 242.1 billion yen, including 226.5 billion yen in one-time amortization amount of negative goodwill associated with business integration (gain on negative goodwill), 11.5 billion yen in gain on change in equity, and 2.7 billion yen in gain on sales of non-current assets.

Special losses totaled 13.6 billion yen, including 4.5 billion yen in loss on accounting standard for asset retirement obligations and 2.4 billion yen in loss on retirement of non-current assets.

As a result, quarterly net income before income taxes and minority interests was 287.7 billion yen, and after 17.6 billion yen in income taxes and 8.0 billion yen in minority interests, quarterly net income was 262.2 billion yen.

(2)	Qualitative Information on Consolidated Financial Position
(a)	Assets

Total value of assets at the end of the first quarter was 6,100.7 billion yen.

(b)	Liabilities

Total liabilities at the end of the first quarter were 4,266.9 billion yen. Interest-bearing loans at the end of first quarter were 2,421.0 billion yen.

(c)	Net Assets

Total net assets at the end of the first quarter were 1,833.9 billion yen. Net assets per share were 651.75 yen. The shareholders’ equity ratio was 26.6% and the net debt/equity ratio (net D/E ratio) was 1.33 times.

(3)	Qualitative Information on Forecasts of Consolidated Business Results
The Company is revising its forecast of business results for the second quarter consolidated cumulative period as crude oil prices remain lower than assumed in the previous forecast (announced on May 10, 2010) and as the one-time amortization amount of negative goodwill associated with business integration (“gain on negative goodwill”) has been determined.

This forecast assumes for the second quarter consolidated cumulative period on average, a crude oil price (Dubai crude) of $77 per barrel, and an international price for copper (LME price) of 299 cents per pound, and an exchange rate of 91 yen per U.S. dollar.

(Previous forecast: crude oil price of $80 per barrel; and an international copper price of 280 cents per pound, and an exchange rate of 90 yen per U.S. dollar.)

Compared with the previous forecast, despite improvements in the margins of petroleum products, operating income is expected to be 50.0 billion yen (a decrease of 20.0 billion yen compared with the previous forecast). Ordinary income is expected to be 85.0 billion yen (a decrease of 5.0 billion yen compared with the previous forecast), primarily as a result of the adverse impact of inventory valuation from a decline in crude oil prices.

Second quarter net income is expected to be 260.0 billion yen (an increase of 50.0 billion yen compared with the previous forecast) primarily as a result of an increase of 46.5 billion yen to 226.5 billion yen of the one-time amortization amount of negative goodwill associated with business integration (gain on negative goodwill).

This forecast of consolidated business results is based on information available as of the announcement of this report. The actual financial results could be different from the forecasted results due to various reasons.

The Company makes no adjustments to its full year forecasts of consolidated business results, due to uncertainty over trends in crude oil prices, metal prices and exchange rates.

The full year forecast of consolidated business results is expected to be revised at the time of announcement of the second quarter financial results.

There are no revisions to the Company’s previous forecast of dividend payment of 15 yen per share for the fiscal year consisting of an interim dividend of 7.5 yen per share and a year-end dividend of 7.5 yen per share.

2.	Other Information

(1)	Changes in Material Subsidiaries during the Term under Review
None.

(2)	Adoption of Simplified Accounting Treatment and Accounting Treatment Specific to the Preparation of Quarterly Consolidated Financial Statements
(Recoverability Test of Deferred Income Tax Assets)

For those companies for which there have been no significant changes in business environment and there have been no significant changes in the occurrence of temporary differences, the Company uses a recoverability test for deferred income tax assets based on the forecast of financial results and tax planning at the beginning of the period. For those companies for which there have been significant changes in business environment or significant changes in the occurrence of temporary differences, the Company uses a recoverability test which is based on the forecast of financial results and tax planning at the beginning of the period and takes into account such changes.

(Calculation of Tax Expenses)

Tax expenses are calculated by multiplying net income before income taxes by the estimated effective tax rate, which is reasonably estimated for the net income before income taxes for the consolidated fiscal year including this consolidated first quarter after the application of tax effect accounting. Deferred income taxes are included in income taxes.

(3)	Changes in Accounting Treatment Principles and Procedures and Presentation for the Preparation of Quarterly Consolidated Financial Statements
As outlined in the “Qualitative Information on Consolidated Financial Results of the Quarter” (page 4) of this report, the current fiscal year will be our first fiscal year. The following items are listed as changes in the accounting treatment principles and procedures and presentation as they differ from the accounting treatments used by Nippon Oil Corporation (“Nippon Oil”), the company determined to be the acquirer company under the “Accounting Standard for Business Combinations.”

(a)	Application of Accounting Standards for Asset Retirement Obligations

From the first quarter consolidated accounting period, “Accounting Standards for Asset Retirement Obligations” (ASBJ Statement No. 18, March 31, 2008) and “Guidance on Accounting Standards for Asset Retirement Obligations” (ASBJ Guidance No. 21, March 31, 2008) have been applied. As a result, operating income and ordinary income each declined by 522 million yen, and quarterly income before income taxes and minority interests declined by 4,990 million yen. The variable amount of asset retirement obligations due to the application of this accounting standard is 50,440 million yen.

(b)	Application of “Accounting Standard for Equity Method of Accounting for Investments” and “Practical Solution on Unification of Accounting Policies Applied to Associates Accounted for Using the Equity Method”

From the first quarter consolidated accounting period, “Accounting Standard for Equity Method of Accounting for Investments” (ASBJ Statement No. 16, March 10, 2008) and “Practical Solution on Unification of Accounting Policies Applied to Associates Accounted for Using the Equity Method” (PITF No. 24, March 10, 2008) have been applied, and the necessary adjustments have been made for the consolidated financial results. The impact of this on first quarter earnings was insignificant.

(c)	Changes in Depreciation

Nippon Oil used the declining balance method for the depreciation method of tangible fixed assets such as oil tanks and machinery and equipment except for buildings in the Petroleum Refining and Marketing segment. The Company has changed the depreciation method to the straight-line method. This change from the declining balance method to the straight line method was determined to be reasonable as a result of a review conducted in the course of the business integration with Nippon Mining Holdings, Inc. in April 2010.

The reason for this change is that the investments in upgrades of refineries in the Petroleum Refining and Marketing segment have taken a round and that going forward, investments will focus on routine maintenance and updates. Furthermore, the capabilities from the investment in upgrades at these refineries are expected to become obsolete only to a limited extent and the benefit of the investment and contribution to earnings are expected to be in the long term and stable. Therefore, the business condition is appropriately reflected by evenly apportioning the acquisition cost over the estimated usable period, more appropriately accounting for expenses and earnings.
As a result, operating income increased by 4,685 million yen and ordinary income and quarterly income before income taxes and minority interests each increased by 4,691 million yen.

(d)	Changes in the Conversion Method of Earnings and Expenses of Foreign Consolidated Subsidiaries

While Nippon Oil converted earnings and expenses of foreign consolidated subsidiaries to yen according to the spot exchange rate at the end of the accounting period, the Company has changed to a method which converts based on the average exchange rate for the accounting period. The reason for this change is to more appropriately reflect the earnings and expenses on the consolidated financial statements by minimizing the impact of short-term fluctuations in exchange rates, as the earnings and expenses of foreign consolidated subsidiaries were found to continue to hold and important share in the consolidated financial statements in a review of the conversion method of earnings and expenses of foreign consolidated subsidiaries conducted in the course of the business integration with Nippon Mining Holdings, Inc. The impact on first quarter earnings as a result of this change was insignificant.

(e)	Changes in the Calculation of Tax Expenses

Nippon Oil calculated tax expenses in the Petroleum Refining and Marketing segment and the Other segment by multiplying net income before income taxes by the estimated effective tax rate, which was reasonably estimated for the net income before income taxes for the consolidated fiscal year after the application of tax effect accounting. The Company has changed the method from the first quarter consolidated accounting period so that in all segments, tax expenses are calculated by multiplying net income before income taxes by the estimated effective tax rate, which is reasonably estimated for the net income before income taxes for the consolidated fiscal year after the application of tax effect accounting. This change is a result of the determination that it would be reasonable to calculate tax expenses in a unified and consistent manner within all the consolidated companies other than foreign subsidiaries due to the introduction of the consolidated taxation system.

The impact on first quarter earnings as a result of this change was insignificant.

3.Consolidated Quarterly Financial Statements
(1) Consolidated Quarterly Balance Sheets

(Millions of yen)

Account title	First quarter of Fiscal 2010
(As of June 30, 2010)

Assets
Current assets
Cash and deposits	268,763
Notes and accounts receivable-trade	867,568
Inventories	1,271,035
Other	274,400
Allowance for doubtful accounts	(2,958)

Total current assets	2,678,808

Non-current assets
Property, plant and equipment
Land	966,372
Other, net	1,047,387

Total property, plant and equipment	2,013,759

Intangible assets	174,162
Investments and other assets
Investment securities	634,652
Other	604,964
Allowance for doubtful accounts	(5,610)

Total investments and other assets	1,234,006

Total non-current assets	3,421,927

Total assets	6,100,735

(Millions of yen)

Account title	First quarter of Fiscal 2010
(As of June 30, 2010)

Liabilities
Current liabilities
Notes and accounts payable-trade	555,515
Short-term loans payable	901,942
Current portion of bonds	20,060
Commercial papers	452,000
Accounts payable-other	523,186
Provision	14,495
Other	311,506

Total current liabilities	2,778,704

Non-current liabilities
Bonds payable	200,169
Long-term loans payable	846,821
Provision for retirement benefits	99,992
Other provision	62,374
Other	278,806

Total non-current liabilities	1,488,162

Total liabilities	4,266,866

Net assets
Shareholders’ equity
Capital stock	100,000
Capital surplus	746,693
Retained earnings	770,034
Treasury stock	(3,758)

Total shareholders’ equity	1,612,969

Valuation and translation adjustments
Valuation difference on available-for-sale securities	11,876
Deferred gains or losses on hedges	9,569
Foreign currency translation adjustment	(13,567)

Total valuation and translation adjustments	7,878

Minority interests	213,022

Total net assets	1,833,869

Total liabilities and net assets	6,100,735

(2) Consolidated Quarterly Statements of Income

(Millions of yen)

Account title	First quarter of Fiscal 2010
(from April 1, 2010 to June 30, 2010)

Net sales	2,235,183
Cost of sales	2,090,236

Gross profit	144,947

Selling, general and administrative expenses	110,964

Operating income	33,983

Non-operating income
Interest income	503
Dividends income	5,144
Foreign exchange gains	888
Equity in earnings of affiliates	24,376
Other	5,190

Total non-operating income	36,101

Non-operating expenses
Interest expenses	7,172
Other	3,787

Total non-operating expenses	10,959

Ordinary income	59,125

Special income
Gain on sales of non-current assets	2,702
Gain on change in equity	11,529
Gain on negative goodwill	226,537
Other	1,372

Total special income	242,140

Special loss
Loss on sales of non-current assets	1,139
Loss on retirement of non-current assets	2,372
Loss on adjustment for changes in accounting standard for asset retirement obligations	4,468
Other	5,573

Total special losses	13,552

Income before income taxes and minority interests	287,713

Income taxes	17,578

Income before minority interests	270,135

Minority interests in income	7,978

Net income	262,157

(3)	Notes on the Going Concern Assumption
None

(4)	Segment Information
(a)	Outline of Reporting Segments

JX Group’s reporting segments consist of those constituent units of JX Group for which separate financial information is available and which are the subject of periodic evaluations by the board of directors for the distribution of management resources and the evaluation of business performance.

JX Group, of which JX Holdings is the holding company, is composed of segments by products and services based on mainly three core operating subsidiaries. The reporting segments are Petroleum Refining and Marketing, E&P of Oil and Natural Gas, and Metals. Businesses not included in these segments are included in the Other category. The main products and services or as business activities of each reporting segment and the Other category are as follows:

Petroleum Refining and Marketing	Gasoline, naphtha, kerosene, diesel fuel and heavy oil, and petrochemical products including benzene, paraxylene and other products, including liquefied petroleum gas, lubricating oil, and businesses relating to the petroleum business

E&P of Oil and Natural Gas	Oil and natural gas exploration, development and production

Metals	Resource development, copper, gold, silver, sulfuric acid, recycling and environmental services, copper foils, precision rolled products, thin film materials, and transport of products in the metals business

Other	Asphalt paving, civil engineering, construction, titanium, electric wires, land transportation and real estate leasing

(b)	Net Sales and Profits or Losses by Reporting Segment

Current first quarter consolidated cumulative period (from April 1, 2010 to June 30, 2010)
(Millions of yen)

	Petroleum Refining and Marketing	E&P of Oil and Natural Gas	Metals	Other	Total	Adjustments (Note 1)	Recorded Amount on Consolidated Quarterly Statements of Income (Note 2)

Net Sales

Sales to Third Parties	1,890,133	38,560	234,709	71,781	2,235,183	-	2,235,183

Intergroup Sales and Transfers	2,519	19	288	14,237	17,063	(17,063)	-

Total	1,892,652	38,579	234,997	86,018	2,252,246	(17,063)	2,235,183

Segment Income (Ordinary Income)	16,115	17,379	17,448	7,829	58,771	354	59,125

(Note 1)	354 million yen in adjustment of segment income include adjustment of unrealized gain not apportioned to each reporting segment.

(Note 2)	Segment income is adjusted with ordinary income in the consolidated quarterly statements of income.
(Additional Information)
From the first quarter consolidated accounting period, “Accounting Standard for Disclosures about Segments of an Enterprise and Related Information” (ASBJ Statement No. 17, March 27, 2009) and “Guidance on Accounting Standard for Disclosures about Segments of an Enterprise and Related Information” (ASBJ Guidance No. 20, March 21, 2008) have been applied.

(5)	Notes on Significant Changes in Shareholders’ Equity
Current first quarter consolidated cumulative period (from April 1, 2010 to June 30, 2010)

The Company was established on April 1, 2010 as a result of the business integration between Nippon Oil Corporation and Nippon Mining Holdings, Inc.

As a result, at the end of first quarter consolidated accounting period, capital stock was 100,000 million yen, capital surplus was 746,693 million yen, and retained earnings were 770,034 million yen. The number of issued shares was 2,495,486 thousand shares.

4. Supplemental Information
(1)The Corporate Group
     Shown below are description of main businesses operated by the JX Group companies (comprising JX Holdings, 138 consolidated subsidiaries, and 35 affiliates accounted for by the equity method (indicated with “•”)) of which JX Holdings is a holding company and the principal companies with respect to the main businesses as of June 30, 2010.

Segment	Description of Main Businesses	Principal Companies
Petroleum Refining & Marketing	Refining of petroleum and processing and sales of petroleum products, and manufacture and sale of petrochemical-related products	Nippon Oil Corporation *1, Japan Energy Corporation *1,
Nippon Petroleum Refining Co., Ltd. *1, Kashima Oil Co., Ltd.,
Wakayama Petroleum Refining Co., Ltd. , Kashima Aromatics Co., Ltd.,
Nisseki Plasto Co., Ltd. *2
	Storage and transport of crude oil and petroleum products	Nippon Oil Staging Terminal Co., Ltd. , Nippon Oil Tanker Corporation, Nippon Global Tanker Co., Ltd., Nissho Shipping Co., Ltd., Nippon Tanker Co., Ltd., •Japan Oil Transportation Co., Ltd.
	Manufacture and sales of petroleum products overseas	Nippon Oil (U.S.A.) Ltd., Nippon Oil Lubricants (America) LLC, Japan Energy (Singapore) Pte. Ltd.
	Investment in and financing to a coal mining and sales company	Nippon Oil (Australia) Pty. Ltd. *8
	Sales of petroleum products	ENEOS Frontier Co., Ltd. , JOMO-NET Co., Ltd. , JOMO Retail Service Co., Ltd., JOMO Sun Energy Co., Ltd. , J-Quest Co., Ltd.
	Sales of LPG products	Japan Gas Energy Corporation
	Generation and supply of electric power	Kawasaki Natural Gas Generation Co., Ltd.
	Manufacture and sale of fuel cells	ENEOS CELLTECH Co., Ltd.
	Manufacture and sale of silicon wafers, etc. for solar cells	Space Energy Corporation
	Investment in an LNG development company and financing to subsidiaries	Nippon Oil Finance (Netherlands) B.V.
	Sales and leasing of automobile-related supplies and goods	Nippon Oil Trading Corporation
E&P of Oil & Natural Gas	Exploration, development and production of oil and natural gas	Nippon Oil Exploration Ltd. *3 , Japan Energy Development Co., Ltd., *3,
Japan Vietnam Petroleum Co., Ltd. , Nippon Oil Exploration (Malaysia), Ltd.,
Nippon Oil Exploration (Sarawak), Ltd. , Nippon Oil Exploration (Myanmar), Ltd.,
Nippon Oil Exploration and Production U.K. Ltd. , MOCAL ENERGY Ltd.,
•Abu Dhabi Oil Co., Ltd. , •United Petroleum Development Co., Ltd.
Metals	Production and sales of non-ferrous metal products and electronic materials and recycling	Nippon Mining & Metals Co., Ltd. *4, Nikko Shoji Co., Ltd.
	Smelting and refining and marketing of non-ferrous metals	Pan Pacific Copper Co., Ltd. , Hibi Kyodo Smelting Co., Ltd., • LS-Nikko Copper Inc., Changzhou Jinyuan Copper Co., Ltd.
	Development of non-ferrous metals and investment in and financing to copper mines	•Minera Los Pelambres, •Japan Collahuashi Resources B.V., •JECO Corporation, •JECO 2 Ltd., Minera Lumina Copper Chile S.A.
	Recycling and environmental services	Nikko Environment Services Co., Ltd.
	Manufacturing and marketing of electronic materials, collection of materials for recycling	Nikko Metals Taiwan Co., Ltd.
	Manufacturing and marketing of electronic materials	Nikko Metals Philippines, Inc., Gould Electronics GmbH, Nikko Metals USA, Inc., Nippon Mining & Metals (Suzhou) Co., Ltd.
	Ship transport of metal products	Nippon Marine Co., Ltd.
Other	Roadwork, civil engineering, and design and construction of petroleum-related facilities	NIPPO CORPORATION, Dai Nippon Construction Co., Ltd., Nichiyo Engineering Corporation
	Manufacturing and sales of titanium metals	Toho Titanium Co., Ltd.
	Production and sales of electric wires and cables	•Tatsuta Electric Wire and Cable Co., Ltd.
	Land transport	•Maruwn Corporation
	Sale, purchase, leasing and management of real estate	Nippon Oil Real Estate Co., Ltd., Nikko Real Estate Co., Ltd.
	Materials procurement	Nippon Mining Procurement Inc. *5
	Fund procurement	Nippon Mining Finance Co., Ltd. *6
	Accounting-related work, and salary and benefit and welfare-related work on commission	Nippon Oil Business Services Co., Ltd. *7, Nippon Mining Business Support Co., Ltd. *7

*1...	As of July 1, 2010, Nippon Oil Corporation merged with Japan Energy Corporation and Nippon Petroleum Refining Co., Ltd., and changed its company name to “JX Nippon Oil & Energy Corporation.”

*2...	As of July 1, 2010, Nisseki Plasto Co., Ltd. changed its company name to “JX Nippon ANCI Corporation.”

*3...	As of July 1, 2010, Nippon Oil Exploration Ltd. merged with Japan Energy Development Co., Ltd., and changed its company name to “JX Nippon Oil & Gas Exploration Corporation.”

*4...	As of July 1, 2010, Nippon Mining & Metals Co., Ltd. was merged into Nippon Mining Holdings, Inc., and changed its company name to “JX Nippon Mining & Metals Corporation.”

*5...	As of July 1, 2010, Nippon Mining Procurement Inc. changed its company name to “JX Nippon Procurement Corporation.”

*6...	As of July 1, 2010, Nippon Mining Finance Co., Ltd. changed its company name to “JX Nippon Finance Corporation.”

*7...	As of July 1, 2010, Nippon Oil Business Services Co., Ltd. merged with Nippon Mining Business Support Co., Ltd., and changed its company name to “JX Nippon Business Services Corporation.”

*8...	As of August 1, 2010, Nippon Oil (Australia) Pty. Ltd. changed its company name to “JX Nippon Oil & Energy (Australia) Pty. Ltd.”

     A chart of the corporate group of JX Holdings as of July 1, 2010 is as shown below.